FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2010

Commission File Number: 001-34638

SPROTT PHYSICAL GOLD TRUST
(Translation of registrant's name into English)

Suite 2700, South Tower,
Royal Bank Plaza,
200 Bay Street,
Toronto, Ontario,
Canada M5J 2J1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Noe: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated March 8, 2010 announcing the issuance of units in connection with an exercise of the over-allotment option by the underwriters of the initial public offering of Sprott Physical Gold Trust.

EXHIBIT 1

Sprott Announces Exercise of Over-allotment Option
by Underwriters in Initial Public Offering of Sprott Physical Gold Trust

TORONTO, ON – March 8, 2010 – Sprott Asset Management LP ("Sprott") today announced that the underwriters for the recently completed initial public offering (the "Offering") of units ("Units") of Sprott Physical Gold Trust (the "Trust") have purchased an additional 3,000,000 Units in connection with an exercise of their over-allotment option.  The underwriters hold a remaining over-allotment option which is exercisable in whole or in part to purchase up to an additional 3,000,000 Units up to 30 days from February 25, 2010.

Including this exercise of the over-allotment option, the gross proceeds of the Offering are US$430,000,000, consisting of 43,000,000 Units offered at US$10.00 per Unit.

The Units are listed on the NYSE Arca and the Toronto Stock Exchange under the symbols 'PHYS' and 'PHY.U', respectively. The Offering was made simultaneously in the United States and Canada through a syndicate of underwriters led by Morgan Stanley and RBC Capital Markets in the United States and RBC Capital Markets and Morgan Stanley in Canada. The underwriters for the Offering in the United States included HSBC Securities (USA) Inc. and the underwriters for the Offering in Canada included BMO Capital Markets, Scotia Capital Inc., TD Securities Inc., Canaccord Adams, GMP Securities L.P., Dundee Securities Corporation and HSBC Securities (Canada) Inc.

Additional detail on the Trust can be found in the final prospectus available on EDGAR (www.edgar.com) and SEDAR (www.sedar.com) or on the Trust's website at www.sprottphysicalgoldtrust.com.

About Sprott Asset Management

Sprott Asset Management LP (www.sprott.com), a wholly owned subsidiary of Sprott Inc. (www.sprottinc.com), is a fund company dedicated to achieving superior returns for its investors over time. SAM manages assets primarily for institutions, endowments and high net worth individuals. Sprott Asset Management LP is the manager of the Trust and the investment manager of the Sprott Funds. Commissions, trailing commissions, management fees and expenses all may be associated with mutual fund investments. Please read the prospectus before investing. Mutual Funds are not guaranteed, their values change frequently and past performance may not be repeated. The information contained herein does not constitute an offer or solicitation by anyone in the United States or in any other jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors should consult their financial advisor to determine if these Funds may be sold in their jurisdiction.

Investor contact information:

Telephone: (416) 203-2310
Toll Free: 1 (877) 403-2310
Email: ir@sprott.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD TRUST (registrant)
By Sprott Asset Management GP Inc., as general partner of the manager of the Registrant

Dated: March 9, 2010	/s/ Kirstin H. McTaggart
By: Kirstin H. McTaggart Corporate Secretary